May 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Starwood Property Trust, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

In registering the 5.000% Senior Notes due 2021 (the “New Notes”) to be received in exchange for the privately placed 5.000% Senior Notes due 2021 (the “Old Notes”) pursuant to the exchange offer of New Notes for Old Notes (the “Exchange Offer”), Starwood Property Trust, Inc., a Maryland corporation (the “Issuer”), is relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the staff’s letter to Shearman & Sterling (avail. July 2, 1993).

The Issuer has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and the Issuer is not aware of any person that will participate in the Exchange Offer with a view to distribution (within the meaning of the Securities Act of 1933, as amended (the “Securities Act”)) of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that, if such person is participating in the Exchange Offer for the purpose of participating in a distribution the New Notes to be acquired in the Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as an underwriter in the prospectus.

The Issuer will include in the letter of transmittal or similar documentation to be delivered by an exchange offeree in order to participate in the Exchange Offer, the following additional provisions:

(a)                    if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and

(b)              an acknowledgement that the exchange offeree does not intend to engage in a distribution of the New Notes.

Very truly yours,

STARWOOD PROPERTY TRUST, INC.

By:	/s/ Andrew J. Sossen
Andrew J. Sossen
Chief Operating Officer, Executive Vice President, General Counsel and Chief Compliance Officer